Filed pursuant to Rule 424(b)(5)
                                               File No. 333-09523

                      PROSPECTUS SUPPLEMENT


                           338,440 SHARES
                       THE LOEWEN GROUP INC.
                  COMMON SHARES WITHOUT PAR VALUE



      This Prospectus Supplement is a supplement to that certain Prospectus dated January 17, 1997, contained in the Registration Statement on Form S-4 (File No. 333-09523) filed by The Loewen Group Inc. ("Loewen"), relating to 5,000,000 Common shares without par value of Loewen ("Common Shares").

      This Prospectus Supplement relates to 338,440 Common Shares (the "Subject Shares") issued by Loewen on November 11, 1997 (the "Issue Date"), pursuant to that certain Merger Agreement, dated as of November 11, 1997 (the "Agreement"), by and among Loewen, Cauthens Acquisition Corp., a South Carolina corporation (the "Acquiring Corporation"), and Charles R. Cauthen and Hazel R. Cauthen, Jr. pursuant to which the Acquiring Corporation acquired all of the then outstanding shares of capital stock of Cauthen's Inc. (the "Acquired Shares").

      The Subject Shares were issued by Loewen to the holders of the Acquired Shares as payment of a portion of the purchase price for the Acquired Shares, based on the weighted average price of the Common Shares on the New York Stock Exchange over the five trading days immediately preceding the Closing Date (as defined in the Agreement), approximately $25.11 per share.

      All of the Subject Shares have been approved for listing on the New York Stock Exchange, The Toronto Stock Exchange and The Montreal Exchange. However, the Subject Shares may not be resold in Canada or to a Canadian resident within a period of 40 days after the Issue Date.













  THE DATE OF THIS PROSPECTUS SUPPLEMENT IS NOVEMBER 13, 1997.